Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

April 14, 2016

Item 3.	News Release

The press release was disseminated through the services of Marketwired.

Item 4.	Summary of Material Change

The Company announced that total production in the first quarter of 2016 from its six operating silver mines reached a new record of 5.1 million silver equivalent ounces, representing a 30% increase compared to the same quarter in 2015. Total production consisted of 3.1 million ounces of silver, 16,870 ounces of gold, 8.6 million pounds of lead and 4.0 million pounds of zinc.
Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

April 14, 2016

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street

Vancouver, B.C., Canada V6C 3L2

Telephone: (604) 688-3033 Fax: (604) 639-8873

Toll Free: 1-866-529-2807

Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE - AG
TSX – FR	April 14, 2016
Frankfurt – FMV
Mexico – AG

First Majestic Produces a Record 5.1 Million Silver Eqv. Ounces in First Quarter

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that total production in the first quarter of 2016 from its six operating silver mines reached a new record of 5.1 million silver equivalent ounces, representing a 30% increase compared to the same quarter in 2015. Total production consisted of 3.1 million ounces of silver, 16,870 ounces of gold, 8.6 million pounds of lead and 4.0 million pounds of zinc.

“The Company’s strong performance in the first quarter is primarily due to higher production at the La Encantada and Santa Elena mines,” said Keith Neumeyer, President & CEO. “Over the past two quarters, our team has been diligently integrating Santa Elena’s previous operating systems into the First Majestic operating model and we are seeing increased production and improved efficiencies as a result. Also, at each operation we are achieving great strides due to initiatives put in place and implemented over the past two years.”

Production Details Table:

	Q1	Q1	Y/Y	Q4	Q/Q
	2016	2015	Change	2015	Change
Ore processed/tonnes milled	789,591	631,609	25%	883,377	-11%
Total production - ounces of silver equivalent	5,083,095	3,905,270	30%	4,820,408	5%
Total silver ounces produced	3,074,173	2,776,855	11%	3,055,442	1%
Silver grade (g/t)	161	186	-13%	146	10%
Silver recovery (%)	75	74	2%	74	2%
Pounds of lead produced	8,637,429	11,286,880	-23%	9,040,601	-4%
Pounds of zinc produced	4,030,810	6,349,692	-37%	4,227,296	-5%
Gold ounces produced	16,870	2,970	468%	14,534	16%

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Quarterly Operational Review:

Total ore processed during the quarter at the Company's six operating silver mines: Santa Elena, La Encantada, La Parrilla, Del Toro, San Martin and La Guitarra, amounted to 789,591 tonnes, reflecting an 11% decrease compared to the previous quarter. The decrease in tonnes was primarily due to reduced processing rates at La Encantada, due to mechanical issues; and lower throughputs at Del Toro to improve profitability.

Average silver grades in the quarter increased by 10% to 161 g/t compared to 146 g/t in the previous quarter. The increase in silver grades is primarily due to the improvement in accessing higher grade stopes at La Encantada. Combined silver recoveries averaged 75% during the quarter, a slight improvement compared to 74% in the previous quarter.

The Company's underground development in the first quarter consisted of 10,007 metres, reflecting an 8% increase compared to 9,261 metres completed in the previous quarter. The Company also completed 6,697 metres of diamond drilling in the quarter compared to 5,819 metres in the prior quarter, representing a 15% increase.

Mine by Mine Quarterly Production Table:

Mine	Ore Processed	Tonnes per Day	Silver Grade (g/t)	Silver Recovery %	Silver Oz Produced	Gold Oz Produced	Pounds of Lead	Pounds of Zinc	Equivalent Silver Ounces
Santa Elena	242,539	2,665	98	87%	661,292	13,383	-	-	1,725,417
La Encantada	189,140	2,078	224	61%	830,787	27	-	-	832,957
La Parrilla	151,916	1,669	144	82%	575,969	223	3,767,247	4,030,810	1,001,359
Del Toro	86,869	955	143	78%	311,400	97	4,870,181	-	578,556
San Martin	75,863	834	243	81%	480,413	1,261	-	-	580,922
La Guitarra	43,265	475	189	82%	214,312	1,878	-	-	363,884
Total	789,591	8,677	161	75%	3,074,173	16,870	8,637,429	4,030,810	5,083,095

*Certain amounts shown in this news release may not add exactly to the total amount due to rounding differences.

*The following prices were used in the calculation of silver equivalent ounces: Silver: $14.85 per ounce; Gold: $1,181 per ounce; Lead: $0.79 per pound; Zinc $0.76 per pound.

At the Santa Elena Gold/Silver Mine:

•	During the quarter, Santa Elena exceeded guidance by producing 661,292 ounces of silver and 13,383 ounces of gold for a total quarterly production of 1,725,417 silver equivalent ounces. Compared to the previous quarter, total production increased 15% due to higher gold production related to higher gold grades.
•	Gold grades and recoveries averaged 1.82 g/t and 94%, respectively. The improvement in the gold grade is a result of higher ore grades coming from the main vein, Alejandra vein and the leach pad.
•	The mill processed a total of 242,539 tonnes during the quarter, consisting of 118,337 tonnes (1,300 tpd) of underground ore and 124,202 tonnes (1,365 tpd) from the above ground heap leach pad.
•	In the quarter, Santa Elena began development of a new portal ramp to access the Tortugas vein , with 250 metres completed by the end of March. The Tortugas vein target is approximately 140 metres away from current development and is expected to be reached by the end of the second quarter.

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•	A total of 2,480 metres of underground development were completed in the first quarter compared to 1,738 metres of development in the previous quarter.
•	A total of 146 metres of exploration drilling was completed in the first quarter compared to 198 metres of drilling in the previous quarter.

At the La Encantada Silver Mine:

•	For the quarter, total silver production reached 830,787 ounces representing a 16% increase over the previous quarter. The increase was primarily due to a 43% increase in silver grades offset by a 22% reduction in mill throughput.
•	Silver grades averaged 224 g/t during the quarter due to higher ore grades being accessed from the San Francisco and Buenos Aires vein systems. In addition, a new high grade area was discovered in close proximity to the San Javier breccia and is undergoing development planning.
•	During the quarter, the processing plant operated at a reduced processing rate due to several mechanical malfunctions within the crushing area, filtration and thickener tanks. A maintenance plan to repair the areas was initiated in early April and is expected to be completed by the middle of April, at which time milling rates are expected to return to normal operating levels.
•	A total of 1,189 metres of underground development were completed in the first quarter compared to 960 metres of development in the previous quarter.
•	There were no exploration activities at La Encantada during the quarter.

At the La Parrilla Silver Mine:

•	During the quarter, the flotation circuit processed 109,410 tonnes (1,202 tpd) with an average silver grade of 157 g/t and an 88% recovery while the cyanidation circuit processed 42,506 tonnes (467 tpd) with an average silver grade of 109 g/t and a 60% recovery for total production of 1,001,359 silver equivalent ounces.
•	The lead circuit processed an average lead grade of 1.8% with recoveries of 87% for total lead production of 3.8 million lbs, representing a 10% decrease compared to the previous quarter. The decrease in lead production was primarily attributed to a 15% decrease in lead grade, offset by a 4% increase in recoveries.
•	The zinc circuit processed an average zinc grade of 2.4% with recoveries of 70% for total zinc production of 4.0 million lbs, representing a 5% decrease compared to the previous quarter. The slight decrease in zinc production was primarily due to an 8% decrease in zinc grades.
•	Underground development completed in the quarter totaled 1,790 metres compared to 1,692 metres developed in the previous quarter.
•	A total of 1,517 metres were drilled in the first quarter compared to 2,145 metres in the previous quarter.

At the Del Toro Silver Mine:

•	For the quarter, Del Toro produced a total of 578,556 silver equivalent ounces which was relatively consistent with the prior quarter. Mining activities saw improvements in both silver grades and recoveries during the quarter, increasing 8% and 11%, respectively.

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•	Throughput rates were 22% lower compared to the previous quarter due to lower rates of underground development caused by budget constraints. The Company is currently advancing development into higher grade areas of the Santa Teresa and San Nicolas veins which are expected to have a positive impact on future production.
•	Lead grades and recoveries averaged 4.1% and 62%, respectively, producing a total of 4,870,181 pounds of lead, relatively consistent compared to the previous quarter.
•	Underground development completed in the quarter totaled 1,201 metres compared with 1,460 metres developed in the previous quarter.
•	Total exploration metres drilled in the quarter amounted to 1,278 metres compared to 55 metres drilled in the previous quarter.

At the San Martin Silver Mine:

•	During the quarter, San Martin produced 480,413 silver ounces and 1,261 ounces of gold for a total quarterly production of 580,922 silver equivalent ounces and relatively consistent with the prior quarter.
•	Silver recoveries averaged 81% during the quarter, one of the highest on record, due to improvements made in barren solution control and washing efficiency.
•	Underground development completed in the first quarter totaled 2,093 metres compared with 1,487 metres of development in the previous quarter.
•	Total metres drilled in the first quarter amounted to 3,113 metres compared to 2,059 metres of drilling in the previous quarter.

At the La Guitarra Silver Mine:

•	During the quarter, La Guitarra produced 214,312 silver ounces and 1,878 gold ounces for a total quarterly production of 363,884 silver equivalent ounces. Compared to the previous quarter, total production decreased 5% due to an 11% decrease in silver grades and a 4% decrease in recoveries.
•	Approximately 60% of the production ore came from the Coloso area and the remaining 40% was extracted from the La Guitarra mine.
•	The cross-cut to the Nazareno vein progressed 125 metres during the quarter, for total length of 547 metres at the end of March, leaving a remaining 265 metres to reach the Nazareno vein.
•	A total of 1,254 metres of development were completed in the first quarter compared to 1,924 metres of development in the previous quarter.
•	Total metres drilled in the quarter amounted to 643 metres compared to 912 metres drilled in the previous quarter.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

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FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2015, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.